Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: There is no question, @Sprint’s path to #5G with #MassiveMIMO will dramatically improve the fan experience at stadiums and sporting events across the country. @SprintCTO #SprintNetwork [Investor Info: sprint.co/2r7Iaid] bit.ly/2mbkKGx

https://www.mobilesportsreport.com/2018/07/massive-mimo-is-sprints-path-to-5g-says-cto-saw/:

Massive MIMO is Sprint’s path to 5G, says CTO Saw

July 9, 2018 by Paul Kapustka

Dr. John Saw, CTO of Sprint, at an IEEE keynote speech. Credit all photos: Sprint

Sprint chief technical officer John Saw has seen the future of cellular wireless, and according to him it was at a sports event.

“I was at the [Winter] Olympics where KT [Korea Telecom] and Intel set up the first 5G network,” said Saw in a recent phone interview. “Stadiums will be a good showplace for the capabilities of 5G. It’s pretty impressive what you can do with 5G that you can’t do today.”

Saw, who was CTO at WiMAX play Clearwire before that company became part of Sprint, will be the first to admit that the network built for the PyeongChang Olympics wasn’t “true” 5G, but said it was a good precursor. He also added that it wasn’t a cost-conscious deployment, something MSR had heard from other sources who said Intel and KT didn’t hold back when it came to spending.

“They spent a lot of money [on the network],” Saw said.

But some of the services the Olympic network was able to support included local viewing of replays using Intel’s True View technology, which gives fans the ability to watch a play or action from a 360-degree angle. While Intel has had limited deployments of the technology at some U.S. sporting events, for the Olympics Saw said they used hundreds of cameras linked over millimeter wave frequencies, which can offer very low latency.

“They needed [to have the images] in real time,” Saw said, and built the millimeter wave network to do just that. While the network “wasn’t fully compliant to the subsequent 5G standards, a lot of what they built is the forerunner to 5G,” Saw said. “It was a pretty cool showcase, and will certainly find a home in stadiums.”

No Millimeter Wave spectrum for Sprint

Editor’s note: This profile is from our latest STADIUM TECH REPORT, an in-depth look at successful deployments of stadium technology. Included with this report is a profile of a new MatSing ball DAS deployment at Amalie Arena, a new DAS for the Chicago Cubs at Wrigley Field, and a look at the networks inside the new Banc of California Stadium in Los Angeles! DOWNLOAD YOUR FREE COPY now!

Millimeter wave networks, however, won’t be part of Sprint’s early push toward 5G, said Saw. Instead, he said Sprint will concentrate on deploying “Massive MIMO” networks in its rich space of spectrum at the 2.5 GHz frequency, where Sprint controls upwards of 150 MHz of spectrum in most major U.S. metro markets.

Without trying too hard here to explain exactly how Massive MIMO works — think splitting up transmissions between mulitple antennas then using lots of compute power to bring the data back together — the key here is Sprint’s spectrum holdings, which Saw said are still only about half used.

“When we launched LTE [on the 2.5 Ghz spectrum] we used less than half the spectrum we had,” Saw said. “With 5G, we will use all the spectrum we have in market. We’ll be one of very few carriers who launch 5G in the same [spectrum] footprint [as LTE].”

With the ability to carry “four to 10 times the capacity of regular LTE,” Saw sees Massive MIMO 5G as something perfect for large public venues like stadiums and shopping malls.

Dr. John Saw

“When you have sports events with 50,000 people in the stadium, you need this kind of capacity,” Saw said. “Were building out the footprint for [5G] this year, and we’ll launch next year.”

Saw said that part of the infrastructure support for 5G networks will be different as well.

“It’s more than just speed, or more capacity. It’s more than tonnage,” Saw said. “We’ll have a different way of deploying the new network, with a more distributed core, one [with more resources] out to the edge of the network.”

Why is such equipment redistribution necessary? According to Saw, a network with more components at the edge can help with content delivery for the new bandwidth-hungry apps like virtual-reality replays.

“Say you want VR at a hockey game, where you want to give real time [replay] viewing to customers, with different camera angles,” Saw said. “You literally have to have the 5G core inside the stadiums, so it can process [the content] without having to go back to the cloud.”

Will DAS trail in the path to 5G?

One type of network Saw doesn’t see leading the way to 5G is the traditional DAS, or distributed antenna system.

“DAS is going to have to migrate to 5G,” Saw said. “It’s not going to lead the pack.”

In fact, Saw said Sprint has been somewhat of a reluctant DAS participant at times, including at the most recent Super Bowls. In the last two of the NFL’s “big game” events, Super Bowl 51 in Houston and Super Bowl 52 in Minneapolis, Saw said Sprint used small cell deployments instead of the neutral DAS systems to augment its coverage.

“We had hundreds of small cells, inside and outside [the venues],” Saw said. “We got the same performance, maybe better, for a lot less money.”

Part of the issue for Sprint and DAS, Saw said, is that the carrier usually has to pay more for its unique spectrum bands, especially the 2.5 GHz frequencies which are not used by any of the other major wireless carriers.

“We always think through before we sign up for DAS fees… there’s more than one way to skin a cat,” Saw said. While in many cases there is no alternative except to participate in a neutral-host configuration, Saw said “we do prefer small cells.”

Will CBRS help?

One of the more hyped platforms being pushed this year is use of the CBRS spectrum at the 3.5 GHz range for not just more carrier networks, but even for “private” LTE networks, like for venues or campuses.

“It’s an interesting concept because it opens things up to more than just four operators,” Saw said. But he also called out the need for an online database to make sure CBRS spectrum use doesn’t interfere with systems run by the U.S. Navy, and added that without any definitive FCC action yet, the rules for future CBRS use are still unclear.

“There’s quite a lot of work to be done, and not a lot of spectrum there,” said Saw. While claiming that Sprint is “watching CBRS with interest,” he added that with its 2.5 GHz holdings, Sprint most likely won’t be at the front of any CBRS deployments.

“At the end of the day, CBRS is not 5G,” Saw said.

How will a merger with T-Mobile help?

Since our conversation took place just a day after Sprint and T-Mobile announced their renewed plans to merge, Saw didn’t have a lot of details to share, beyond his opinion that the two companies’ different spectrum holdings would build a more powerful competitor when put together.

“When you put our 2.5 (GHz) with their 600 MHz it gives you a much larger footprint with higer capacity,” Saw said. “There’s tremendous synergy. Both [companies] are enthusiastic about this deal.”

Editor’s note: This post is part of Mobile Sports Report’s new Voices of the Industry feature, in which industry representatives submit articles, commentary or other information to share with the greater stadium technology marketplace. These are NOT paid advertisements, or infomercials. See our explanation of the feature to understand how it works.

Tweet: Aggressive move among S. Korean telcos shows how serious they & China are about #5G leadership & is a wake-up call for America. @Sprint’s pro-competitive merger w/ @TMobile is crucial for U.S. to dominate world 5G market. [Details: sprint.co/2r7Iaid ]

https://www.zdnet.com/article/south-korean-telcos-agree-to-launch-5g-at-the-same-time/:

South Korean telcos agree to launch 5G at the same time

South Korea’s Ministry of Science and ICT and local telcos SK Telecom, KT, and LG Uplus has agreed to launch 5G services at the same time to avoid unnecessary competition.

By Cho Mu-Hyun - July 17, 2018 — 06:38 GMT (23:38 PDT) - Topic: Mobility

South Korea’s IT ministry and local telcos have agreed to launch 5G services at the same time to avoid unnecessary competition that would exacerbate marketing costs.

The Ministry of Science and ICT has also announced that it will provide “unlimted” tax benefits and security maintenance services to SK Telecom, KT, and LG Uplus.

South Korea is planning to commercialise the next-generation network next year in March, with trials beginning December this year.

The move is seen as a way to avoid the costly marketing campaign that plagued the launch of 4G LTE in 2011.

Each telco had argued that they were the world’s first, which resulted in high marketing costs and sometimes negative ads against competitors. Telcos also poured huge sums into subsidies to lure customers away from rivals.

The new-found comradery among the telcos also stems from the rise of Chinese telcos; neighbouring China is aiming to become the first country to roll out 5G.

When 5G will officially roll out in March has yet to be announced.

The ministry also addressed the recent Huawei controversy, saying it didn’t discriminate between network equipment vendors and that telcos are free to choose their supplier.

Earlier this month, Samsung Electronics unveiled its 3.5GHz and 28GHz spectrum equipment and stressed that they were reliable and secure, a subtle jab at rival Huawei.

South Korea completed its 5G spectrum auction and allocation last month.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K, filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.